

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

Mandy Fields
Chief Financial Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, California 94607

> **Re: e.l.f. Beauty, Inc.**
> **Form 10-K for the Year Ended March 31, 2021**
> **File No. 001-37873**

Dear Ms. Fields:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences